ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

January 26. 2022

VIA EDGAR CORRESPONDENCE

Ms. Christina DiAngelo Fettig

Mr. Patrick Scott

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Jessica Reece

(617)235.4636

jessica.reece@ropesgray.com

Re: Voya Equity Trust (the "Registrant")

Registration Statement on Form N-14 (File No. 333-261698)

Ms. DiAngelo Fettig and Mr. Scott:

This letter provides the Registrant's response to comments of the staff of the Securities and Exchange Commission (the "Staff") provided orally by Ms. DiAngelo Fettig and Mr. Patrick Scott on January 4, 2022 and January 18, 2022, respectively, regarding the above-referenced Registration Statement of the Registrant on Form N-14 (the "Registration Statement"), filed on December 16, 2021 pursuant to Rule 488 under the Securities Act of 1933, relating to the proposed acquisition of the assets and liabilities of TCM Small Cap Growth Fund (the "Target Fund"), a series of Professionally Managed Portfolios, by Voya Small Cap Growth Fund (the "Acquiring Fund"), a series of the Registrant, in exchange for shares of the Acquiring Fund (the "Reorganization"). For convenience of reference, the Staff's comments have been summarized before each response. The Registrant's responses to the Staff's comments will be reflected, as applicable, in a pre-effective amendment to the Registration Statement (the "Amendment"). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Accounting Comments

1.Comment: Please provide a revised consent of independent registered public accounting firm that references the Registration Statement filed by the Registrant.

Response: The Registrant will include a consent of independent registered public accounting firm that references the appropriate registrant.

2.Comment: Please provide the series name and class identifiers for the Acquiring Fund in an amendment to the Registration Statement.

Response: The series name and class identifiers will be included in the Amendment.

3.Comment: The Staff notes that the Target Fund and the Acquiring Fund have different independent registered public accounting firms. As such, please confirm in correspondence that, as applicable, future filings of the Acquiring Fund will include the change in accountant disclosures required by Item 304 of Regulation S-K.

Response: The Registrant confirms that it will include the required change in accountant disclosures in the Acquiring Fund's future N-CSR filings, as applicable.

4.Comment: Please include live hyperlinks to all information incorporated by reference in the section titled "To Obtain More Information" in the Registration Statement and on page one of Part B of the Registration Statement.

Response: The Registrant confirms that live hyperlinks will be included in the Amendment.

5.Comment: In the second paragraph of the section entitled "How will the Reorganization work?" please disclose the basis for choosing which class of shares the existing shareholders of the Target Fund will receive in connection with the Reorganization.

Response: The Registrant determined that existing shareholders of the Target Fund will receive Class I shares of the Acquiring Fund because, among other things, Class I shares have a similar fee structure to shares of the Target Fund. The Registrant does not believe Form N-14 requires a description of why one share class was chosen over another, but will include the following disclosure:

If shareholders of the TCM Small Cap Growth Fund approve the Reorganization, each owner of shares of TCM Small Cap Growth Fund will become a shareholder of the Class I shares of Voya Small Cap Growth Fund. Voya Small Cap Growth Fund will also offer Class R6 shares, which are not involved in this transaction.

More information regarding Class R6 shares may be found in a separate registration statement.

6.Comment: In the "Summary of the Proposed Reorganization" section, please include a comparison of gross expenses in addition to the current comparison of net expenses in response to the question "Will there be any changes to my fees and expenses as a result of the Reorganization?"

Response: The Registrant will include the following revisions in the Amendment:

No. Pro forma gross expenses of the Voya Small Cap Growth Fund are estimated to be lower than the current gross expenses of the TCM Small Cap Growth Fund. Further, it is anticipated that the net expense ratios for Class I shares of Voya Small Cap Growth Fund will be no higher than the net expense ratios of the TCM

Small Cap Growth Fund. Voya Small Cap Growth Fund's management fee is equal to the management fee paid by the TCM Small Cap Growth Fund, and Voya Small Cap Growth Fund is subject to an expense limitation agreement that would cap the Voya Small Cap Growth Fund's total annual operating expenses for a period of two years from the date of the Reorganization at the same level as the expense cap currently in effect for the TCM Small Cap Growth Fund.

7.Comment: Please confirm supplementally that fees presented in the fee table on page six of the Registration Statement represent current fees in accordance with Item 3 of Form N- 14.

Response: The Registrant so confirms.

8.Comment: Please confirm supplementally that the pro forma column in the fee table on page six of the Registration Statement will agree to the fee table included in the Form N- 1A registration statement filed for Voya Small Cap Growth Fund.

Response: The Registrant so confirms.

9.Comment: Footnote one to the Annual Fund Operating Expenses table states that expense ratios have been adjusted to reflect current contractual rates. Please confirm whether any actual adjustments have been made.

Response: The Registrant confirms that the footnote has been included because Voya Small Cap Growth Fund has not yet commenced operations and so the estimated pro forma fees and expenses have been adjusted to reflect current contractual rates. The Registrant has moved the footnote notation to make this clear.

10.Comment: Please revise footnote three to the Annual Fund Operating Expenses table to disclose any conditions for recapture. We note that the Staff takes the position that a manager can recapture expenses only so long as expenses won't exceed the lesser of (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment.

Response: The Registrant confirms that the Acquiring Fund's manager will only recapture expenses in the circumstances noted. We do not believe that this is required by Form N-14 to be disclosed in the footnotes to the Annual Fund Operating Expenses table, however we note that the following disclosure is included in the section entitled "Expense Limitations" on page 58 of the Registration Statement:

If an expense limitation is subject to recoupment (as indicated in the Prospectus), the Adviser, Distributor, or Sub-Adviser, as applicable, may recoup any expenses reimbursed within 36 months of the waiver or reimbursement and the amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Reimbursement for fees waived or expenses assumed will only apply to amounts waived or expenses assumed after the effective date of the expense limitation.

11.Comment: Footnote three to the Annual Fund Operating Expenses table notes that "[t]he limitation does not extend to interest, taxes, investment-related costs, leverage expenses, and extraordinary expenses." Please consider revising to clarify what is meant by "investment-related costs" or confirm that this reflects what is included in the expense limitation agreement.

Response: The Registrant respectfully declines to revise the noted footnote; as currently drafted, this disclosure aligns with Voya Small Cap Growth Fund's expense limitation agreement. The Registrant confirms that "investment-related costs" in the expense limitation agreement does not refer to acquired fund fees and expenses.

12.Comment: The sentence following the Expense Examples states that "The Examples reflect applicable expense limitation agreements and/or waivers in effect, if any, for the one-year period and the first year of the three-, five-, and ten-year periods." Please consider removing this statement, to the extent such agreements or waivers were not in effect for the periods shown.

Response: The Registrant notes that because the disclosure refers only to agreements and/or waivers in effect "if any," it is accurate as drafted and so has not made any changes to the noted disclosure.

13.Comment: Please confirm that the pro forma numbers provided in the Expense Examples for the three-, five- and ten- year periods are correct.

Response: We have confirmed the accuracy of the pro forma numbers included in the Expense Example. The Registrant notes that, in each case, the first year reflects organizational costs of the Voya Small Cap Growth Fund.

14.Comment: Please update the performance bar chart and average annual total returns table to included performance numbers for the year ended December 31, 2021.

Response: The performance bar chart and average annual total returns table will be updated in the Amendment.

15.Comment: The footnote to the capitalization table on page sixteen of the Registration

Statement states that: "The number of shares outstanding does not reflect purchase and sale transactions that had not yet settled as of January 11, 2022." Please confirm that this footnote is necessary.

Response: The Registrant has updated and revised the capitalization table and has removed footnote one thereto.

16.Comment: Please describe any differences between the valuation policies of the Target Fund and the Acquiring Fund and, to the extent such differences would result in any material impact on the valuation of the funds, please disclose and show as an adjustment in the capitalization table.

Response: The Registrant confirms that the valuation policies of the Target Fund and Acquiring Fund are not materially different. Further, pursuant to the agreement and plan of reorganization, the Target Fund and Acquiring Fund have agreed to use commercially reasonable and good faith efforts to cause their respective administrators and investment advisers to work together to resolve any material differences identified prior to the Valuation Date between the valuations of the portfolio assets of the Target Fund determined using the Acquiring Fund's valuation procedures as compared to the prices of the same portfolio assets determined using the Target Fund's valuation procedures, and so the Registrant believes no further disclosure is required.

17.Comment: In the section titled "Expenses of the Reorganization," please disclose whether the managers will pay the expenses of the Reorganization whether or not the reorganization is consummated.

Response: The Registrant has made the requested change, as follows:

The expenses of the Reorganization will be paid by Tygh Capital and/or VIL, and not by the Funds, whether or not the Reorganization is consummated.

18.Comment: In the section titled "Portfolio Transitioning," please clarify that the portfolio will not be repositioned in connection with the reorganization.

Response: The Registrant will revise the section titled "Portfolio Transitioning" to state: "Voya IM does not anticipate that it will need to sell a ~~significant~~material portion of the TCM Small Cap Growth Fund's holdings if the Reorganization is approved by shareholders."

19.Comment: The section titled "What factors did the PMP Board consider" states that Voya has agreed to cap expenses so that total operating expenses will be no higher than the total annual fund operating expenses of the TCM Small Cap Growth Fund. If correct, please clarify that this refers to total annual fund operating expenses after fee reductions and/or expense reimbursements.

Response: The Registrant has revised the noted statement as follows:

The PMP Board noted that while the Reorganization was not expected to result in material cost or expense savings to shareholders VIL has agreed to an expense cap on the Voya Small Cap Growth Fund such that total annual fund operating expenses after fee reductions and/or expense reimbursements would be no higher than the total annual fund operating expenses after fee reductions and/or expense reimbursements of the TCM Small Cap Growth Fund, for at least a two-year period.

20.Comment: The Staff notes that Section 9.2 of the Agreement and Plan of Reorganization states that "VIL and TCM Inc. will bear all expenses incurred by VET, the Acquiring Fund, PMP, and the Existing Fund in connection with the transaction contemplated by this Agreement." The Staff further notes that page seventeen of the Registration Statement states that "[t]he expenses of the Reorganization " do not include the transition costs described in "Portfolio Transitioning" below." Please rationalize these two statements.

Response: The Registrant has revised the statement on page seventeen as follows:

The expenses of the Reorganization are estimated to be approximately $420,500 ~~and do not include the transition costs described in "Portfolio Transitioning" below~~.

21.Comment: Please include the page of the Agreement and Plan of Reorganization that includes the signature blocks for the managers of the Target and Acquiring Funds in the Amendment.

Response: The Registrant will include the referenced page.

22.Comment: Please note that the "Pro Forma Financial Information" section is no longer required to be included the filings on Form N-14. Please include instead the supplemental financial information required by Item 14 of Form N-14.

Response: The Amendment will include the supplemental financial information required by Item 14 of Form N-14, as applicable.

General Comments

23.Comment: We note that in the section entitled "Summary of the Proposed Reorganization," you state that VIL will act as a "manager-of-managers" for Voya Small Cap Growth Fund. Please confirm supplementally that VIL has a manager of managers order upon which it is entitled to rely.

Response: Voya Investments, LLC received an exemptive order on July 22, 2013 under section 6(c) of the Investment Company Act of 1940 (the "1940 Act") exempting VIL from section 15(a) of the 1940 Act and rule 18f-2 under the 1940 Act and from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements. (ICA Release No. Release No. 30603)

24.Comment: The Staff requested that the principal risks set forth under "How do the principal risks compare?" be prioritized in order of those most likely to adversely affect a mutual fund's net asset value, yield, and total return first, followed by the remaining risks placed in alphabetical order.

Response: The Registrant has revised the noted section to reflect the prioritization of principal risks included in the registration statement for the Target Fund.

25.Comment: The Staff requested that the Registrant confirm that there were no Board considerations, other than those described in the "What factors did the PMP Board consider?" section of the Registration Statement, adverse to the ultimate Board determination to recommend the Reorganization to shareholders.

Response: The Registrant has confirmed with counsel to the PMP Board that there were no factors considered by the PMP Board adverse to the ultimate Board determination to recommend the Reorganization to shareholders that are not included in the section entitled "What factors did the PMP Board consider?"

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L Reece

Jessica Reece, Esq.

cc:Elizabeth Reza, Esq. Timothy Diggins, Esq. Joanne Osberg, Esq.